Exhibit II

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL CLEAN ENERGY CARRIERS CORP.

Page
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2025 and December 31, 2024	F-1
Unaudited Condensed Consolidated Statements of Comprehensive Income for the nine-month periods ended September 30, 2025 and 2024	F-2
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity and Partners’ Capital for the nine-month periods ended September 30, 2025 and 2024	F-3
Unaudited Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2025 and 2024	F-4
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-5

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of September 30, 2025	As of December 31, 2024
Assets
Current assets
Cash and cash equivalents	$310,743	$313,988
Trade accounts receivable	6,437	3,726
Prepayments and other assets	7,318	7,359
Due from related party (Note 5)	—	1,131
Inventories	4,201	4,584
Claims	1,617	865
Derivative assets (Note 9)	1,791	—
Current assets of discontinued operations (Note 3)	110,244	73,890

Total current assets	442,351	405,543

Fixed assets
Advances for vessels under construction – related party	54,000	54,000
Vessels, net and vessels under construction (Note 6)	3,526,175	3,415,915

Total fixed assets	3,580,175	3,469,915

Other non-current assets
Above market acquired charters (Note 7)	75,369	101,574
Deferred charges, net	3,211	361
Restricted cash (Note 8)	21,546	22,521
Derivative assets (Note 9)	14,265	1,574
Prepayments and other assets	—	4
Non-current assets of discontinued operations (Note 3)	—	111,390

Total non-current assets	3,694,566	3,707,339

Total assets	$4,136,917	$4,112,882

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt, net (Note 8)	$124,294	123,198
Trade accounts payable	10,530	14,857
Due to related parties (Note 5)	5,674	3,542
Accrued liabilities	39,498	31,783
Deferred revenue	28,401	29,804
Derivative liabilities (Note 9)	—	18,114
Current liabilities of discontinued operations (Note 3)	99,204	22,193

Total current liabilities	307,601	243,491

Long-term liabilities
Long-term debt, net (Note 8)	2,299,819	2,361,456
Below market acquired charters (Note 7)	65,489	75,659
Deferred revenue	1,081	634
Non-current liabilities of discontinued operations (Note 3)	—	88,673

Total long-term liabilities	2,366,389	2,526,422

Total liabilities	2,673,990	2,769,913

Commitments and contingencies (Note 14)

Total shareholders’ equity	1,462,927	1,342,969

Total liabilities and shareholders’ equity	$4,136,917	$4,112,882

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars except number of shares and net income per share)

	For the nine-month periods ended September 30,
	2025	2024
Revenues (Note 4)	$305,945	$253,563

Expenses:
Voyage expenses	5,524	7,683
Vessel operating expenses	46,886	38,376
Vessel operating expenses - related parties (Note 5)	7,153	6,623
General and administrative expenses (including $2,779 and $2,046 to related parties, for the nine-month periods ended September 30, 2025 and 2024, respectively) (Note 5)	11,643	12,410
Vessel depreciation and amortization (Note 6)	69,152	58,513

Operating income, net	165,587	129,958

Other (expense) / income, net:
Interest expense and finance cost (including $2,673 to related party, for the nine-month period ended September 30, 2024) (Notes 5, 8)	(83,372)	(97,540)
Other income, net	3,836	2,198

Total other expense, net	(79,536)	(95,342)

Net income from continuing operations	86,051	34,616

Net income from discontinued operations (Note 3)	48,190	56,762

Net income from operations	134,241	91,378

Net income attributable to General Partner	—	462
Deemed dividend to General Partner	—	46,184
Net income attributable to unvested shares	—	404
Net income attributable to common shareholders	134,241	44,328
Net income / (loss) from continuing operations per:
• Common share, basic and diluted (Note 13)	$1.46	$(0.22)
Weighted-average shares outstanding:
• Common shares, basic	58,791,023	55,323,667
• Common shares, diluted	59,020,011	55,323,667
Net income from discontinued operations per:
• Common share, basic and diluted	$0.82	$1.02
Weighted-average shares outstanding:
• Common shares, basic	58,791,023	55,323,667
• Common shares, diluted	59,020,011	55,323,667
Net income from operations per:
• Common share, basic and diluted	$2.28	$0.80
Weighted-average shares outstanding:
• Common shares, basic	58,791,023	55,323,667
• Common shares, diluted	59,020,011	55,323,667
Net income from operations	134,241	91,378
Other comprehensive loss:
Unrealized loss on derivative instruments (Note 9)	(305)	(364)

Total comprehensive income	$133,936	$91,014

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity and Partners’ Capital

(In thousands of United States Dollars except for the number of shares)

The statement below for the nine-month period ended September 30, 2024, represents Capital Clean Energy Carriers Corp. as a partnership prior to the Conversion (as defined in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on April 17, 2025 (the “2024 20-F”)). The statement below for the nine-month period ended September 30, 2025, represents Capital Clean Energy Carriers Corp. as a corporation after the Conversion.

	No. of shares	Share Capital	General Partner	Common Unitholders / Shareholders	Treasury units	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2024	—	$—	$12,885	$1,171,573	$(7,939)	$—	$—	$(1,586)	$1,174,933

Dividends declared (distributions of $0.45 per common unit) (Note 11)	—	—	(155)	(24,900)	—	—	—	—	(25,055)
Net income	—	—	516	81,745	—	—	—	—	82,261
Equity compensation expense (Note 12)	—	—	—	4,093	—	—	—	—	4,093
Other comprehensive income (Note 9)	—	—	—	—	—	—	—	179	179

Balance at August 25, 2024	—	$—	$13,246	$1,232,511	$(7,939)	$—	$—	$(1,407)	$1,236,411

Net Income from 26/8/24 to 30/09/2024	—	—	—	—	—	—	9,117	—	9,117
Equity compensation expense (Note 12)	—	—	—	—	—	371	—	—	371
Conversion of 54,887,313 common units to common shares and 1,551,061 treasury units to treasury shares.	56,438,374	564	—	—	—	(564)	—	—	—
Conversion of 348,570 general partner units into 3,500,000 common shares (Notes 1, 11)	3,500,000	35	46,184	(46,184)	—	(35)	—	—	—
Reclassification resulting from the Conversion	—	—	(59,430)	(1,186,327)	7,939	1,237,818	—	—	—
Other comprehensive loss (Note 9)	—	—	—	—	—	—	—	(543)	(543)

Balance at September 30, 2024	59,938,374	$599	$—	$—	$—	$1,237,590	$9,117	$(1,950)	$1,245,356

	No. of shares	Share Capital	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2025	59,938,374	$599	$1,240,044	$102,615	$(289)	$1,342,969

Dividends declared (distributions of $0.45 per common share) (Note 11)	—	—	—	(26,610)	—	(26,610)
Net income from operations	—	—	—	134,241	—	134,241
Equity compensation expense (Note 12)	—	—	4,783	(477)	—	4,306
Proceeds from offering, net	8,910	—	196	—	—	196
Dividend reinvestment plan, net of expenses (Note 11)	356,099	4	8,126	—		8,130
Other comprehensive loss (Note 9)	—	—	—	—	(305)	(305)

Balance at September 30, 2025	60,303,383	$603	$1,253,149	$209,769	$(594)	$1,462,927

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the nine-month periods ended September 30,
	2025	2024
Cash flows from operating activities of continuing operations:
Net income from operations	$134,241	$91,378
Less: Net income from discontinued operations	48,190	56,762
Net income from continuing operations	86,051	34,616
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 6)	69,152	58,513
Amortization and write-off of deferred financing costs	2,920	2,232
Amortization / accretion of above / below market acquired charters (Note 7)	16,035	11,367
Amortization of ineffective portion of derivatives	(155)	(157)
Equity compensation expense (Note 12)	4,783	4,464
Change in fair value of derivatives (Note 9)	(19,905)	(578)
Unrealized bonds exchange differences	19,262	1,352
Changes in operating assets and liabilities:
Trade accounts receivable	(2,711)	(2,237)
Prepayments and other assets	45	396
Due from related party	1,131	1,733
Inventories	383	(2,071)
Claims	(752)	—
Trade accounts payable	(3,947)	1,638
Due to related parties	2,132	499
Accrued liabilities	6,579	12,816
Deferred revenue	(956)	3,488
Dry-docking costs paid	(1,083)	—

Net cash provided by operating activities of continuing operations	$178,964	$128,071

Cash flows from investing activities of continuing operations:
Vessel acquisitions, vessels under construction and improvements including acquired time and bareboat charter agreements (Note 6)	(180,247)	(1,195,264)
Expenses paid for the sale of vessels	(220)	(220)

Net cash used in investing activities of continuing operations	$(180,467)	$(1,195,484)

Cash flows from financing activities of continuing operations:
Proceeds from long-term debt	—	1,582,000
Deferred financing and offering costs paid	(781)	(12,415)
Payments of long-term debt (Note 8)	(95,242)	(713,371)
Dividends paid (Note 11)	(18,455)	(25,055)
Proceeds from offering, net of commissions paid	196	—

Net cash (used in)/provided by financing activities of continuing operations	$(114,282)	$831,159

Net decrease in cash, cash equivalents and restricted cash from continuing operations	$(115,785)	$(236,254)

Cash flows from discontinued operations
Operating activities	3,354	43,559
Investing activities	112,201	266,991
Financing activities	(3,990)	(95,322)

Net increase in cash, cash equivalents and restricted cash from discontinued operations	111,565	215,228

Net decrease in cash, cash equivalents and restricted cash	(4,220)	(21,026)

Cash, cash equivalents and restricted cash at the beginning of the period	$336,509	$204,141

Cash, cash equivalents and restricted cash at the end of the period	$332,289	$183,115

Supplemental cash flow information
Cash paid for interest	$82,443	94,881
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	3,000	4,317
Capitalized dry-docking costs included in liabilities	4,426	4,149
Deferred financing and offering costs included in liabilities	136	310
Expenses for sale of vessels included in liabilities	—	640
Dividend reinvestment plan issuance of new shares (Note 11)	8,155	—
Seller’s credit agreements in connection with the acquisition of vessel owning companies	—	134,764
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	310,743	164,792
Restricted cash - non-current assets	21,546	18,323

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$332,289	183,115

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars except number of shares and net income per share)

1. Basis of Presentation and General Information

Capital Clean Energy Carriers Corp. (the “Company or CCEC”) is an international owner of ocean-going vessels, with a focus on the energy transition. As of September 30, 2025, the Company’s in-the-water fleet included 15 high specification vessels, including 12 latest generation Liquified Natural Gas Carriers (“LNG/Cs”) and three legacy Neo-Panamax container vessels, one of which the Company sold on October 6, 2025 (Note 3). In addition, the Company’s under-construction fleet includes six additional latest generation LNG/Cs, six dual-fuel Medium Gas Carriers (“MG/Cs”) and four Handy Liquified CO2 Multi-Gas Carriers (“LCO2 – HMG/C”), to be delivered between the first quarter of 2026 and the third quarter of 2027. The Company’s vessels operate under medium to long-term time and bareboat charters.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements and the accompanying notes should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2024, (the “Consolidated Financial Statements for the year ended December 31, 2024”), included in the 2024 20-F.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2025, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.

2. Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the Consolidated Financial Statements for the year ended December 31, 2024.

3. Discontinued Operations

Following the announcement of the Company on November 13, 2023, of its intention to shift its business focus towards liquified natural gas and energy transition shipping and gradually divest from its non-core assets, the Company entered into 13 memoranda of agreement (“MOA”) with third parties for the disposal of 13 container carrier vessels. The Company determined that the assets and liabilities, results of operations and cash flows of the 13 container carrier vessels met the criteria to be reported in discontinued operations. The container carrier vessels that the Company sold are listed below.

Name of Vessel	Type	Twenty-foot Equivalent Unit (“TEU”)	Memorandum of Agreement Date	Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025
M/V Manzanillo Express	Neo Panamax Container Vessel	13,312	August 7, 2025	October 6, 2025

Summarized selected operating results of the discontinued operations for the nine-month periods ended September 30, 2025 and 2024 are as follows:

	For the nine-month periods ended September 30,
	2025	2024
Revenues	$13,186	$68,516

Expenses / (income), net:
Voyage expenses	301	1,460
Vessel operating expenses	3,330	16,298
Vessel operating expenses - related party	400	2,475
Vessel depreciation and amortization	2,762	14,469
Gain on sale of vessels	(46,213)	(31,602)

Operating income, net	52,606	65,416

Other income / (expense), net:
Interest expense and finance cost (including $228 to related party, for the nine-month period ended September 30, 2024)	(4,644)	(8,693)
Other income, net	228	39

Total other expense, net	(4,416)	(8,654)

Net income from discontinued operations	$48,190	$56,762

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars except number of shares and net income per share)

3. Discontinued Operations – Continued

Summarized selected balance sheet information from discontinued operations as of September 30, 2025 and December 31, 2024, was as follows:

	As of September 30, 2025	As of December 31, 2024
Cash and cash equivalents	$4	$38
Trade accounts receivable	399	763
Inventories	—	260
Prepayments and other assets	877	1,060
Claims	49	49
Assets held for sale	108,915	71,720

Current assets of discontinued operations	110,244	73,890

Vessels, net	—	111,390

Total non-current assets of discontinued operations	—	111,390

Current portion of long-term debt, net	—	5,185
Trade accounts payable	2,353	3,288
Accrued liabilities	6,883	12,817
Deferred revenue	—	903
Liabilities associated with vessel held for sale	89,968	—

Current liabilities of discontinued operations	99,204	22,193

Long-term debt, net	—	88,673

Non-current liabilities of discontinued operations	$—	$88,673

During the nine-month period ended September 30, 2025, the Company disposed of two container carrier vessels, the M/V Hyundai Privilege and the M/V Hyundai Platinum on January 10, 2025 and March 10, 2025, respectively.

For the nine-month period ended September 30, 2025, the Company recognized a gain on sale of vessels from discontinued operations which is analyzed as follows:

Vessel	Sale price	Carrying value on sale	Other sale expenses	Gain on sale
M/V Hyundai Privilege	60,650	(35,646)	(1,825)	23,179
M/V Hyundai Platinum	60,650	(35,791)	(1,825)	23,034

Total	$121,300	$(71,437)	$(3,650)	$46,213

In addition, on August 7, 2025, the Company entered into a MOA, to sell the M/V Manzanillo Express to an unaffiliated party for total consideration of $118,500. At that date, the Company considered that the M/V Manzanillo Express met the criteria to be classified as held for sale and is included in “Current assets from discontinued operations” in the summarized selected balance sheet information from discontinued operations as of September 30, 2025. As of the MOA date the M/V Manzanillo Express fair value less estimated costs to sell exceeded its carrying amount, so no impairment charge was recognized.

4. Revenues

The following table shows the revenues earned from time and bareboat charters contracts for the nine-month periods ended September 30, 2025 and 2024:

	For the nine-month periods ended September 30,
	2025	2024
Time charters	$258,423	$242,790
Bareboat charters	47,522	10,773

Total	$305,945	$253,563

As of September 30, 2025, all of the Company’s vessels were employed under time and bareboat charter agreements with the remaining tenor ranging between 0.9 and 9.1 years. From these time and bareboat charter agreements eight include extensions at the charterers’ option that range between 1.9 to 5.9 years. In addition, three of the Company’s under-construction vessels have secured time charter agreements with tenors of 4.9 and 6.9 years from the respective date of delivery. All of these charter agreements include extensions at the charterers’ option that range between 3.0 to 5.0 years.

5. Transactions with Related Parties

Capital Maritime & Trading Corp. (“CMTC”) is an international shipping company with a long history of operating and investing in the shipping market. As of September 30, 2025 and December 31, 2024, CMTC may be deemed to beneficially own 48.2% and 48.5% of the common shares, respectively.

Capital Gas Corp. is a privately held company controlled by Mr. Miltiadis Marinakis, the son of Mr. Evangelos M. Marinakis, who also controls Capital GP L.L.C. (“CGP”). As of September 30, 2025 and December 31, 2024, Capital Gas Corp. may be deemed to beneficially own 2.0% of the common shares.

CGP, the Partnership’s general partner until the Conversion, is a privately held company controlled by Mr. Miltiadis Marinakis. As of September 30, 2025, and December 31, 2024, CGP may be deemed to beneficially own 8.5% and 8.6% of the common shares, respectively.

Capital Container Ship Management Corp. (“Capital-Container”) is a privately held company controlled by Mr. Miltiadis Marinakis and the manager of the Company’s container vessels.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars except number of shares and net income per share)

5. Transactions with Related Parties - Continued

The Company and its subsidiaries had related party transactions with Capital Ship Management Corp. (“CSM”), Capital-Executive Ship Management Corp. (“Capital-Executive”), Capital-Container and Capital-Gas Ship Management Corp. (“Capital-Gas Management”), (collectively “Managers”), and CGP, arising from certain terms of the following management and administrative services agreements.

1. Floating fee management agreements: Under the terms of these agreements the Company compensates its Managers for expenses and liabilities incurred on the Company’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry-docking are borne by the Company and not by the Managers. The Company also pays its Managers a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the nine-month periods ended September 30, 2025 and 2024, management fees under the management agreements amounted to $6,894 and $6,564, respectively, and are included in “Vessel operating expenses – related parties” in the unaudited condensed consolidated statements of comprehensive income.

2. Fixed fee management agreements: Under the terms of these agreements the Company pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover commercial and administrative costs. For the nine-month periods ended September 30, 2025 and 2024 management fees under the management agreements amounted to $259 and $59, respectively, and are included in “Vessel operating expenses – related parties” in the unaudited condensed consolidated statements of comprehensive income.

3. Administrative and service agreements: On April 4, 2007, the Company entered into an administrative services agreement with CSM, pursuant to which CSM has agreed to provide certain administrative management services to the Company such as accounting, auditing, legal, insurance, IT and clerical services. In addition, the Company reimburses CSM and CGP for reasonable costs and expenses incurred in connection with the provision of these services, after the submission of the respective invoices for such costs and expenses together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income. In 2015, the Partnership entered into an executive services agreement with CGP, which was amended in 2016, 2019, 2023 and 2024. In connection with the Conversion, the Company entered into a new executive services agreement with CGP. According to the executive services agreements, CGP provided and continues to provide certain executive officers services for the management of the Company’s business as well as investor relations and corporate support services to the Company. For the nine-month periods ended September 30, 2025 and 2024 the fees under the executive services agreement with CGP amounted to $2,625 and $1,877, respectively and are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

4. Supervision services agreements with Capital-Gas Management: On December 21, 2023 and June 17, 2024 each of the vessel-owning companies of the vessels currently under construction entered into a separate supervision services agreement with Capital-Gas Management in order to supervise the performance of the design, building, equipment, completion and delivery by the shipyard of the respective vessels. For the nine-month periods ended September 30, 2025 and 2024, the Company recognized $1,967 and 1,317, respectively, in connection with the supervision services agreements which are included in “Vessels, net and vessels under construction” in the unaudited condensed consolidated balance sheets.

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of September 30, 2025	As of December 31, 2024
Assets:
Capital-Gas Management – advances from the Company (a)	$—	$1,131

Due from related party	—	1,131

Liabilities:
CSM – payments on behalf of the Company (b)	329	34
Capital-Executive – payments on behalf of the Company (b)	213	3,508
Capital-Container – payments on behalf of the Company (b)	351	—
Capital-Gas Management – payments on behalf of the Company (b)	4,781	—

Due to related parties	$5,674	$3,542

	For the nine-month periods ended September 30,
Consolidated Statements of Comprehensive Income	2025	2024
Vessel operating expenses	$7,153	$6,623
General and administrative expenses (c)	2,779	2,046
Interest expense and finance cost (d)	—	2,673

(a) Managers - Advances from the Company: This line item represents the amounts advanced by the Company for operating and voyage expenses that will be paid by the Managers on behalf of the Company and its subsidiaries.

(b) Managers - Payments on Behalf of the Company: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Managers on behalf of the Company and its subsidiaries.

(c) General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.

(d) Interest expense and finance cost: This line item reflects interest expense of the Company’s Sellers Credit.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars except number of shares and net income per share)

6. Fixed Assets

A.	Vessels, net

The following table presents an analysis of vessels, net:

	Vessel cost	Accumulated depreciation	Net book value
Balance as at January 1, 2025	$3,195,676	$(170,051)	$3,025,625

Improvements	69	—	69
Depreciation for the period	—	(69,123)	(69,123)

Balance as at September 30, 2025	$3,195,745	$(239,174)	$2,956,571

Four vessels with an aggregate net book value of $864,649, have been provided as collateral under the terms of the Company’s credit facilities (Note 8). In addition, there are 10 vessels financed through sale and lease back agreements, for which the title of ownership is held by the relevant lender, with an aggregate net book value of $2,091,922 as of September 30, 2025 (Note 8).

During the nine-month period ended September 30, 2025, certain of the Company’s vessels underwent improvements. The Company capitalized the $69 cost of improvements as part of the vessels’ cost, which was paid during the nine-month period ended September 30, 2025.

B.	Vessels under construction

The following table presents an analysis of vessels under construction:

Vessels under construction cost
Balance as at January 1, 2025	$390,290

Advances and initial expenses for vessels under construction	179,314

Balance as at September 30, 2025	$569,604

During the nine-month period ended September 30, 2025, the Company paid advances to the shipyards plus initial expenses of $179,314. Capitalized interest for the nine-month period ended September 30, 2025, amounted to $17,954 and is included in initial expenses.

7. Above / Below Market Acquired Charters

The fair value of the time and the bareboat charters attached to the vessels representing the difference between the time and the bareboat charter rates at which the vessels were fixed and the market rates for comparable charters as determined by reference to market data on the acquisition dates were recorded as “Above market acquired charters” under other non-current assets or “Below market acquired charters” under long-term liabilities in the unaudited condensed consolidated balance sheet as of the acquisition dates, respectively.

Above and below market acquired time and bareboat charters are amortized or accreted using the straight-line method over the remaining period of the time and bareboat charters acquired as a reduction or addition to time and bareboat charter revenues. For the nine-month periods ended September 30, 2025, and 2024 such amortization to time and bareboat charter revenues for the above market acquired time and bareboat charters amounted to $26,205 and $22,383, respectively. For the nine-month periods ended September 30, 2025, and 2024 such accretion to time and bareboat charter revenues for the below market acquired time and bareboat charters amounted to $10,170 and $11,016, respectively.

The following table presents an analysis of above / below market acquired charters:

	Above market acquired charters	Below market acquired charters
Carrying amount as at January 1, 2025	$101,574	$(75,659)

(Amortization) / accretion	(26,205)	10,170

Carrying amount as at September 30, 2025	$75,369	$(65,489)

As of September 30, 2025, the remaining carrying amount of unamortized above / below market acquired time and bareboat charters will be amortized / accreted in future years as follows:

For the twelve-month period ending September 30,	Above market acquired charters	Below market acquired charters
2026	$32,658	$(13,512)
2027	7,451	(13,512)
2028	7,471	(13,549)
2029	7,451	(13,512)
2030	7,451	(4,898)
Thereafter	12,887	(6,506)

Total	$75,369	$(65,489)

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars except number of shares and net income per share)

8. Long-Term Debt

Long-term debt consists of the following credit facilities, sale and lease back agreements and unsecured bonds, collectively the “financing arrangements”. As of September 30, 2025 and December 31, 2024, the following amounts were outstanding under the Company’s financing arrangements:

		As of September 30, 2025	As of December 31, 2024	Rate of interest
	Credit facilities
(i)	Issued in June 2023 maturing in June 2031 (the “2023 credit facility”)	85,938	90,625	Margin + SOFR
(ii)	Issued in January 2024 maturing in December 2030 (the “2024 – LNG/C Axios II credit facility ”)	172,500	180,000	Margin + SOFR
(iii)	Issued in June 2024 maturing in June 2031 (the “2024 – LNG/C Aktoras credit facility”)	223,750	233,500	Margin + SOFR
(iv)	Issued in June 2024 maturing in June 2031 (the “2024 – LNG/C Aristidis I credit facility”)	145,312	151,125	Margin + SOFR
(v)	Sale and lease back agreements
	Assumed in September 2021 maturing in June 2030 (the “2021 Bocomm”)	113,576	118,216	Margin + SOFR
(vi)	Assumed in September 2021 maturing in November 2029 (the “2021 Bocomm”)	108,786	113,210	Margin + SOFR
(vii)	Assumed in November 2021 maturing in July 2036 (the “2021 Shin Doun”)	119,504	124,376	Fixed rate
(viii)	Issued in December 2022 maturing in January 2031 (the “2022 Jolco”)	97,126	100,273	($64,726: Margin + SOFR, $32,400: Fixed rate)
(ix)	Issued in February 2023 maturing in February 2033 (the “2023 CMBFL – LNG/C”)	162,125	168,687	Margin + SOFR
(x)	Assumed in December 2023 maturing in October 2033 (the “2023 CMBFL – LNG/C AMI”)	157,632	174,212	Margin + SOFR
(xi)	Issued in May 2024 maturing in May 2032 (the “2023 – LNG/C Assos Jolco”)	229,148	236,079	($187,748: Margin + SOFR, $41,400: Fixed rate)
(xii)	Issued in July 2024 maturing in July 2032 (the “2024 – LNG/C Apostolos Jolco”)	228,928	235,870	($187,528: Margin + SOFR, $41,400: Fixed rate)
(xiii)	Issued in August 2024 maturing in July 2031 (the “2024 Bocomm – LNG/C Attalos”)	152,083	158,780	Margin + SOFR
(xiv)	Issued in August 2024 maturing in July 2031 (the “2024 Bocomm – LNG/C Asklipios”)	152,083	158,780	Margin + SOFR
	Unsecured Bonds
(xv)	Issued in October 2021 maturing in October 2026 (the “2021 Bonds”)	175,398	156,136	Fixed rate
(xvi)	Issued in July 2022 maturing in July 2029 (the “2022 Bonds”)	116,932	104,091	Fixed rate

	Total long-term debt	2,440,821	2,503,960

	Less: Deferred financing costs	16,708	19,306

	Total long-term debt, net	2,424,113	2,484,654

	Less: Current portion of long-term debt	128,263	127,118

	Add: Current portion of deferred financing costs	3,969	3,920

	Long-term debt, net	$2,299,819	$2,361,456

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars except number of shares and net income per share)

8. Long-Term Debt – Continued

Details of the Company’s financing arrangements are discussed in Note 8 of the Company’s Consolidated Financial Statements for the year ended December 31, 2024.

On September 30, 2025, the vessel-owning companies of two LCO2 – HMG/C currently under construction, entered into a new credit facility, the “2025 – LCO2 Active, Alkimos credit facility”. The Company is acting as a parent guarantor. The following table presents an analysis of the main terms of the credit facility:

Vessel	Financing Amount	Financing Amount if long term employment secured	Quarterly Instalment	Quarterly Instalment if long term employment secured	Balloon	Balloon if long term employment secured	Duration in years	Purpose
LCO2 – HMG/C Active LCO2 – HMG/C Alkimos	$101,702	$117,349	$1,338	$1,544	$37,469	$43,234	12	partially financing the delivery from the shipyard

On August 13, 2025, the vessel-owning companies of six MG/Cs currently under construction, entered into six separate sale and lease back agreements with subsidiaries of the CMB Financial Leasing Co., Ltd (“CMBFL”), the “2025 CMBFL - MG/C”. The Company is acting as a parent guarantor. The following table presents an analysis of the main terms of the sale and leaseback agreements:

Vessel	Financing Amount	Financing Amount if long term employment secured	Quarterly Instalment	Quarterly Instalment if long term employment secured	Purchase Obligation	Purchase Obligation if long term employment secured	Duration in years	Purpose
MG/C Aristogenis	$54,670	$66,385	$683	$830	$35,536	$43,150	7	partially financing the delivery from the shipyard
MG/C Aridaios	54,670	66,385	683	830	35,536	43,150	7	partially financing the delivery from the shipyard
MG/C Aratos	54,670	66,385	683	830	35,536	43,150	7	partially financing the delivery from the shipyard
MG/C Agenor	54,670	66,385	683	830	35,536	43,150	7	partially financing the delivery from the shipyard
MG/C Andrianos	45,726	55,525	572	694	29,722	36,091	7	partially financing the delivery from the shipyard
MG/C Anios	45,726	55,525	572	694	29,722	36,091	7	partially financing the delivery from the shipyard

On June 26, 2025, the vessel-owning companies of two LCO2 – HMG/C currently under construction, entered into a new credit facility, the “2025 - LCO2 Amadeus, Athenian credit facility”. The Company is acting as a parent guarantor. The following table presents an analysis of the main terms of the credit facility:

Vessel	Financing Amount	Financing Amount if long term employment secured	Quarterly Instalment	Quarterly Instalment if long term employment secured	Balloon	Balloon if long term employment secured	Duration in years	Purpose
LCO2 – HMG/C Amadeus LCO2 – HMG/C Athenian	$101,702	$117,349	$1,271	$1,467	$76,277	$88,011	5	partially financing the delivery from the shipyard

During the nine-month period ended September 30, 2025, the Company repaid the amount of $95,242, in line with the amortization schedule of its financing arrangements.

For the nine-month periods ended September 30, 2025, and 2024, the Company recorded interest expense net of capitalized interest of $80,211 and $93,647 (Note 6), respectively and the weighted average interest rate of the Company’s financing arrangements was 5.2% and 6.6%, respectively.

As of September 30, 2025, the required annual payments to be made subsequently to September 30, 2025, are as follows:

For the twelve-month period ending September 30,	Amount
2026	$128,263
2027	292,225
2028	114,241
2029	233,148
2030	280,202
Thereafter	1,392,742

Total	$2,440,821

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars except number of shares and net income per share)

8. Long-Term Debt – Continued

All the Company’s sale and leaseback agreements were classified as financing arrangements because they include various purchase options retained by the Company commencing from the first-year anniversary and either an obligation or an option to acquire each vessel at expiration at a predetermined price, precluding the transfer of control over the vessels. The Company’s credit facilities and sale and lease back agreements contain customary ship finance covenants, including restrictions on changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels and requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a minimum cash requirement of $500 per vessel, as well as that the ratio of net total indebtedness to the total assets of the Company adjusted for the market value of the fleet not exceed 0.75:1. The Company’s financing arrangements also contain a collateral maintenance requirement under which the aggregate fair market value of the collateral vessels should not be less than 120% of the outstanding amount under the 2023 credit facility and the 2024 – LNG/C Aristidis I credit facility, 111% of the outstanding amount under the 2021 Bocomm, the 2024 Bocomm – LNG/C Asklipios and the 2024 Bocomm – LNG/C Attalos and 110% of the outstanding amount under the 2023 CMBFL - LNG/C AMI, the 2023 CMBFL - LNG/C, the 2024 – LNG/C Aktoras credit facility and the 2024 – LNG/C Axios II credit facility. Also, the vessel-owning companies may pay dividends or make distributions only when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. In addition, the 2022 and 2021 Bonds contain requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a restricted cash requirement and that the ratio of net total indebtedness to the total assets of the Company adjusted for the market value of the fleet not exceed 0.75:1. In addition, the 2022 and 2021 Bonds require that:

•	the Company maintain a pledged Debt Service Reserve Account (“DSRA”) with a minimum balance of €100,000;

•

the Company deposit to the DSRA 50% of any cash disbursements to shareholders (e.g., dividends) exceeding $20,000 per annum, capped at 1/3 of the par value of the 2022 and 2021 Bonds outstanding at the time; and

•

if the Company’s Market Value Adjusted Net Assets (“MVAN”) falls below $300,000 then to deposit to the DSRA the difference between the MVAN and the $300,000 (capped to 1/3 of the par value of the 2022 and 2021 Bonds outstanding).

The Company’s credit facilities and sale and lease back agreements include a general assignment of the earnings, insurances and requisition compensation of the respective collateral vessel or vessels. They also require additional security, such as pledge and charge on current accounts and mortgage interest insurance.

As of September 30, 2025, and December 31, 2024, the Company was in compliance with all financial debt covenants.

As of September 30, 2025, the Company had maximum undrawn amount under its financing arrangements of $611,288.

9. Derivative Instruments

In connection with the issuance of the 2022 Bonds and the 2021 Bonds (Note 8), the Company entered into certain cross-currency swap agreements to manage the related foreign currency exchange risk by effectively converting the fixed-rate, Euro-denominated Bonds, including the semi-annual interest payments for the period from July 26, 2022 to July 26, 2029 and from October 21, 2021 to October 21, 2025, respectively to fixed-rate, U.S. Dollar-denominated debt. The economic effect of the swap agreements is to eliminate the uncertainty of the cash flows in U.S. Dollars associated with the issuance of the 2022 Bonds and the 2021 Bonds by fixing the principal amount of the 2022 Bonds and the 2021 Bonds, with a fixed annual interest rate. The cross-currency swap agreement related to the 2022 Bonds was designated as an accounting hedge.

Derivative instruments not designated as hedges are not speculative and are used to manage the Company’s exposure to identified risks but do not meet the strict hedge accounting requirements and/or the Company has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in the unaudited condensed consolidated statements of comprehensive income. Changes in the fair value of derivatives designated as accounting hedges are recorded in the unaudited condensed consolidated statements of other comprehensive income (effective portion), until the hedged item is recognized in the unaudited condensed consolidated statements of comprehensive income.

The following table summarizes the terms of the cross-currency swap agreements and their respective fair value as of September 30, 2025.

Derivative Asset:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Company receives in EURO	Fixed Rate the Company pays in United States Dollars	Fair Value September 30, 2025, in United States Dollars
26/07/2022	26/07/2029	100,000	101,800	4.40%	6.55%	$14,265
21/10/2021	21/10/2025	120,000	139,716	2.65%	3.66%	1,470
21/10/2021	21/10/2025	30,000	34,929	2.65%	3.69%	321

				Total Fair Value		$16,056

The fair value of the cross-currency swap agreements is presented net of accrued interest expense which is recorded in “Accrued liabilities” in the unaudited condensed consolidated balance sheets.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars except number of shares and net income per share)

9. Derivative Instruments - Continued

The following tables summarize the effect of the cross-currency swap agreements for the nine-month periods ended September 30, 2025 and 2024:

•	Derivative designated as accounting hedge

	For the nine-month periods ended September 30,
Amount of loss recognized in other comprehensive loss	2025	2024
Amount of loss recognized in other comprehensive income
Cross-currency swap agreement related to 2022 Bonds	$11,271	$(899)
Reclassification to other (expense) / income, net	(11,576)	535

Total loss recognized in accumulated other comprehensive income	$(305)	$(364)

The estimated net expense that is expected to be reclassified within the next 12 months, from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on cross-currency swap agreements designated as accounting hedge, amounts to $1,496.

•	Derivatives not designated as accounting hedges:

	For the nine-month periods ended September 30,
	2025	2024
Amount of gain / (loss) recognized in other income, net
Change in fair value of derivatives related to 2021 Bonds	$19,905	$578
Realized interest expense of derivatives related to 2021 Bonds	(1,426)	(1,577)

Total gain / (loss) recognized in other income, net	$18,479	$(999)

10. Financial Instruments

(a) Fair value of financial instruments

Cash and cash equivalents, restricted cash and other assets and liabilities.

The carrying value of cash and cash equivalents and restricted cash, are considered Level 1 items as they represent liquid assets with short-term maturities. Trade receivables, amounts due to related parties, trade accounts payable and accrued liabilities approximate their fair value.

Long-term debt

The fair value of variable rate long-term debt (Note 8) approximates the recorded value, due to its variable interest being based on the SOFR rates and due to the fact that the lenders have the ability to pass on their funding cost to the Company under certain circumstances, which reflects their current assessed risk. The terms of the Company’s loans are similar to those that could be procured as of September 30, 2025. SOFR rates are observable at commonly quoted intervals for the full term of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

The fair value of the fixed rate long-term debt (Note 8 ((vii), (viii), (xi) and (xii))) as of September 30, 2025, was approximately $233,637 (carrying value: $234,704) and was determined by using Level 2 inputs being the discounted expected cash flows of the outstanding amount.

The 2022 Bonds and the 2021 Bonds (Note 8 ((xv) and (xvi))) have a fixed rate, and their estimated fair values as of September 30, 2025, were determined through Level 1 inputs of the fair value hierarchy (quoted price under the ticker symbols CPLPB1 and CPLPB2 on Athens Stock Exchange) and were approximately $295,369 (carrying value: $292,330).

Derivative instruments

As of September 30, 2025:

Items Measured at Fair Value on a recurring Basis - Fair Value Measurements

Recurring Measurements:	September 30, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other Observable inputs (Level 2)	Unobservable Inputs (Level 3)
Cross Currency SWAP (100,000) - asset position	$14,265	$—	$14,265	$—
Cross Currency SWAP (120,000) – asset position	1,470	—	1,470	—
Cross Currency SWAP (30,000) – asset position	321	—	321	—

Total	$16,056	$—	$16,056	$—

The fair value (Level 2) of cross-currency swap derivative agreements is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, current interest rates, foreign exchange rates and the credit worthiness of both us and the derivative counterparty. This line item is presented in “Derivative assets” in the unaudited condensed consolidated balance sheets.

There were no Level 3 items.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars except number of shares and net income per share)

10. Financial Instruments - Continued

(b) Concentration of credit risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with a limited number of creditworthy financial institutions rated by qualified rating agencies. Most of the Company’s revenues were derived from a few charterers.

For the nine-month period ended September 30, 2025, the following charterers accounted for more than 10% of the Company’s revenues.

As of September 30, 2025
BP Gas Marketing Limited (“BP”)	17%
Bonny Gas Transport Limited (“BGT”)	16%
Cheniere Marketing International LLP (“Cheniere”)	13%
Qatarenergy Trading LLC (“Qatarenergy”)	10%
Hartree Partners Power & Gas Company (UK) Limited (“Hartree”)	10%

11. Shareholders’ Equity

As of September 30, 2025, the Company’s capital structure was comprised of the following shares:

	As of September 30, 2025	As of December 31, 2024
Common shares	59,082,322	58,387,313
Treasury shares	1,221,061	1,551,061

Total Company’s shares	60,303,383	59,938,374

In January 2024, the board of directors adopted an amended and restated Compensation Plan (the “Plan”) and reserved for issuance a maximum number of 3,300,000 restricted common shares. On January 25, 2024, 1,100,000 common shares of the 3,300,000 restricted common shares were issued and recognized under treasury shares. On January 28, 2025, the Company transferred 330,000 shares vested in 2024, from treasury shares to common shares.

On January 27, 2025, the Company entered into an open market sales agreement (the “Sales Agreement”) with Jefferies LLC (“Jefferies”) under which the Company may sell, from time to time, through Jefferies, as its sales agent, new common shares having an aggregate offering amount of up to $75,000. The open-market sale agreement provides that Jefferies, when it is acting as the Company’s sales agent, will be entitled to compensation of up to 2.5% of the gross sales price of the common shares sold through Jefferies from time to time. During the nine-month period ended September 30, 2025, the Company issued 8,910 new common shares resulting in net proceeds of $196 after the payment of commission to the sales agent, but before offering expenses. During the nine-month period ended September 30, 2025, the Company recognized deferred offering expenses of $487 in connection with the Sales Agreement.

On June 10, 2025, the Company announced that it has implemented a Dividend Reinvestment Plan (the “DRIP”). During the nine-month period ended September 30, 2025, the Company issued 356,099 common shares under the DRIP at the price of $22.85 per share, net of issuance costs. During the nine-month period ended September 30, 2025, the Company recognized deferred expenses of $219 relating to DRIP.

Details of the Company’s Shareholders’ Equity are discussed in Note 14 of the Company’s Consolidated Financial Statements for the year ended December 31, 2024.

During the nine-month periods ended September 30, 2025 and 2024, the Company declared and paid the following distributions to its common shareholders:

	During the nine-month period ended September 30,
	2025	2024
Common shareholders / unitholders
Distributions per common share declared	$0.45	$0.45
Common shares distribution	$26,610	$24,900
General partner and incentive distribution rights (“IDR”)	$—	$155

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars except number of shares and net income per share)

12. Omnibus Incentive Compensation Plan

In January 2024, the board of directors adopted an amended and restated Plan and reserved for issuance a maximum number of 3,300,000 restricted common shares. On January 25, 2024, 1,100,000 common shares of the 3,300,000 restricted common shares were issued and recognized under treasury shares.

On January 1, 2025, the Company awarded 1,050,000 unvested shares to Employees and Non-Employees with a grant-date fair value of $18.27 per share. Awards granted to certain Employees and Non-Employees will vest in three equal installments.

The unvested shares accrue distributions when declared, which distributions are retained by the custodian of the Plan and remain payable until the vesting date at which time they are paid to the grantee. As of September 30, 2025, the unvested shares accrued $477 of distributions.

There were no forfeitures of awards during the period ended September 30, 2025. The Company estimated the forfeitures of unvested shares to be immaterial.

For the nine-month periods ended September 30, 2025 and 2024 the equity compensation expense included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income was $4,783 and $4,464, respectively. As of September 30, 2025, the total unrecognized compensation cost related to non-vested awards is $14,401 and is expected to be recognized over a period of 2.3 years. The Company uses the straight-line method to recognize the cost of the awards.

The following table contains details of Company’s plan:

	Equity compensation plan
Unvested Shares	Shares	Value
Unvested on January 1, 2025	—	$—
Granted	1,050,000	19,184
Vested	—	—

Unvested on September 30, 2025	1,050,000	$19,184

13. Net Income Per Share

For the nine-month period ended September 30, 2025, basic net income per common share represents net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the measurement period. Diluted net income per common share, if applicable, reflects the potential dilution that could occur upon vesting of our restricted stock awards, resulting in additional shares that would then share in the Company’s net income.

Our restricted stock awards include rights to receive dividends that are subject to the risk of forfeiture if service requirements are not satisfied and therefore, these shares are not considered participating securities and are excluded from the calculation of the weighted average number of common shares outstanding, basic. For the purpose of calculating diluted earnings per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued upon vesting of the restricted stock awards in excess of the number of shares assumed to be repurchased with the assumed proceeds, determined in accordance with the treasury stock method. For the nine-month period ended September 30, 2025, incremental shares totaled 228,988. For the nine-month period ended September 30, 2024, the Company excluded the effect of 247,934 non-vested share awards in calculating diluted net income per common share, as they were anti-dilutive.

The Company calculates net income per common share from continuing operations as follows:

	For the nine-month periods ended September 30,
BASIC AND DILUTED	2025	2024
Numerators
Company’s net income from continuing operations	$86,051	$34,616
Less:
General Partner’s interest in Company’s net income	—	154
Deemed dividend to General Partner	—	46,184
Company’s net income allocable to unvested shares	—	152
Net income / (loss) attributable to common shareholders	$86,051	$(11,874)
Denominators
Weighted average number of common shares outstanding, basic	58,791,023	55,323,667
Weighted average number of common shares outstanding, diluted	59,020,011	55,323,667
Net income per common share:

Basic and Diluted (in United States Dollars)	$1.46	$(0.22)

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars except number of shares and net income per share)

14. Commitments and Contingencies

Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.

The Company accrues the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.

An estimated loss from a contingency should be accrued by a charge to expense and a liability recorded only if all of the following conditions are met:

•	Information available prior to the issuance of the financial statement indicates that it is probable that a liability has been incurred at the date of the financial statements.

•	The amount of the loss can be reasonably estimated.

Currently, the Company is not aware of any such claims or contingent liabilities which should be disclosed or for which a provision should be established in the consolidated financial statements.

Commitments

(A) Lease Commitments: Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable time and bareboat charter contracts, as of September 30, 2025, were:

For the twelve-month period ending September 30,	Amount
2026	$378,949
2027	374,190
2028	442,996
2029	425,922
2030	405,794
Thereafter	928,645

Total	$2,956,496

(B) Vessels Under Construction Commitments: As of September 30, 2025, the Company had outstanding commitments relating to acquisitions of vessels and vessels under construction amounting to $489,300 and $1,277,672, respectively which will be financed through the issuance of debt and cash at hand (Notes 5, 6).

The following table contains details of acquisition of vessels and vessels under construction commitments:

For the twelve-month period ending September 30,	Vessels’ acquisitions	Vessels under construction	Total
2026	$244,000	$601,006	$845,006
2027	245,300	676,666	921,966

Total	$489,300	$1,277,672	$1,766,972

(C) Supervision Services Commitments: As of September 30, 2025, the Company had outstanding commitments relating to supervision services agreements for vessels under construction, amounting to $4,200 (Notes 5, 6).

The following table contains details of supervision services commitments:

For the twelve-month period ending September 30,	Amount
2026	$2,083
2027	2,117

Total	$4,200

15. Subsequent Events

(A) Dividends: On October 22, 2025, the Board of Directors of the Company declared a cash dividend per share of $0.15 for the second quarter of 2025 payable on November 13, 2025, to shareholders of record on November 3, 2025.